Delta Oil & Gas, Inc.
1122 6th Avenue North
Seattle, Washington 98109

October 18, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Ms. Lily Dang
100 F Street, N.E.
Washington, D.C. 20549

Re:
Delta Oil & Gas, Inc. (the “Company”)
Registration Statement on Form 10-SB
Filed May 12, 2006
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
Form 10-QSB for the Fiscal Quarter ended June 30, 2006
Filed August 17, 2006
File No. 333-82636
Response Letters Dated July 20, 2006 and August 9, 2006

Dear Ms. Dang:

In connection with the Company’s response to the Commissions comments in letters dated June 9, 2006 and August 22, 2006, this correspondence shall acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Delta Oil & Gas, Inc.
By:	/s/ Douglas Bolen Douglas Bolen Chief Executive Officer, Chief Financial Officer, and Director